UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 19 November 2021, with registration number 1182, relating to the execution of the first tranche of the buyback programme of own shares approved by the Board of Directors of BBVA (the “First Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from J.P. Morgan AG as the First Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the First Tranche between 18 and 28 February 2022 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
18/02/2022	BBVA. MC	Purchase	XMAD	3.553.872	5,7357
18/02/2022			CEUX
18/02/2022			TQEX
18/02/2022			AQEU
21/02/2022	BBVA. MC	Purchase	XMAD	6.685.214	5,6529
21/02/2022	BBVA. MC	Purchase	CEUX	88.962	5,6079
21/02/2022			TQEX
21/02/2022			AQEU
22/02/2022	BBVA. MC	Purchase	XMAD	2.665.945	5,6032
22/02/2022	BBVA. MC	Purchase	CEUX	141.124	5,5336
22/02/2022	BBVA. MC	Purchase	TQEX	10.506	5,5273
22/02/2022			AQEU
23/02/2022	BBVA. MC	Purchase	XMAD	2.467.404	5,6603
23/02/2022			CEUX
23/02/2022			TQEX
23/02/2022			AQEU
24/02/2022	BBVA. MC	Purchase	XMAD	6.480.666	5,3156
24/02/2022	BBVA. MC	Purchase	CEUX	1.846.034	5,3148
24/02/2022	BBVA. MC	Purchase	TQEX	261.365	5,3147
24/02/2022	BBVA. MC	Purchase	AQEU	460.224	5,3153
25/02/2022	BBVA. MC	Purchase	XMAD	6.593.971	5,3294
25/02/2022	BBVA. MC	Purchase	CEUX	1.908.377	5,3367
25/02/2022	BBVA. MC	Purchase	TQEX	264.944	5,3360
25/02/2022	BBVA. MC	Purchase	AQEU	408.093	5,3330
28/02/2022	BBVA. MC	Purchase	XMAD	7.340.620	5,2178
28/02/2022	BBVA. MC	Purchase	CEUX	2.260.516	5,2210
28/02/2022	BBVA. MC	Purchase	TQEX	313.657	5,2224
28/02/2022	BBVA. MC	Purchase	AQEU	494.104	5,2227
			TOTAL	44.245.598

The number of shares purchased to date as a result of the execution of the First Tranche amounts to 251.219.341, which represent 89% of the maximum cash amount.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 1 March 2022

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Tranche between 18 and 28 February 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 1, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta

Title: Assets and Liabilities Management Director